tw telecom inc.

10475 Park Meadows Drive

Littleton, CO 80124

T 303 566 1000

F 303 566 1010

September 11, 2009

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re:	tw telecom inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

and Documents Incorporated by Reference

Filed February 24, 2009

File No. 001-34243

Dear Mr. Spirgel:

I am writing to confirm receipt of your letter dated August 29, 2009, addressed to our Executive Vice President and Chief Financial Officer, Mark A. Peters, in which you provided to us the comments of the staff of the Securities and Exchange Commission on the tw telecom inc. filing referenced above after having reviewed our response letters submitted June 30, 2009 and August 12, 2009.

Pursuant to a telephone conversation on September 11, 2009 with Jessica Plowgian, Attorney-Adviser, we would like additional time to respond to the comments as a result of a call on September 10, 2009 with the accounting staff members involved in the comment letters. We expect to deliver our response on or before September 30, 2009.

If you have any questions, please call me at (303) 566-1000.

Sincerely,

/s/ Tina A. Davis
Senior Vice President and Deputy General Counsel